Mail Stop 03-08

                                June 10, 2005


Julia A. Davis
General Counsel
DSW Inc.
3241 Westerville Road
Columbus, Ohio 43224

	Re: 	DSW Inc.
      Amendment No. 2 to Form S-1
      Filed June 7, 2005
		File No. 333-123289

Dear Ms. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.













About this Prospectus

1. We note that you believe the information obtained from NPD Fashionworld is reliable, but that you "have not independently verified and cannot guarantee the accuracy or completeness of the information." Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Certain Relationships and Related Party Transaction
Notes, Credit Agreements and Guarantees, page 87

The Value City Senior Subordinated Convertible Loan Facility, page
88

2. Please tell us what consideration you gave to the requirements of
EITF 96-18 with respect to the warrants to be issued to SSC and Cerberus.



* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ta Tanisha Henderson at (202) 551-3322 or
George
Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.  Please direct any other questions to Howard M. Baik at
(202)
551-3317 or to Ellie Quarles, Special Counsel, at (202) 551-3238.

							Sincerely,



						                        H.
Christopher
Owings
						                        Assistant
Director


cc:	Robert M. Chilstrom, Esq.
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Julia A. Davis
DSW Inc.
June 10, 2005
Page 1